                                                      Robert C. Juelke
                                                      215-988-2759 (Direct Dial)
                                                      267-402-4617 (Fax)
                                                      robert.juelke@dbr.com



November 29, 2006

VIA EDGAR
---------

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 6010
Washington, D.C.  20549


RE:      Castlewood Holdings Limited
         Registration Statement on Form S-4
         File No. 333-135699
         -------------------

Dear Mr. Riedler:

     On behalf of Castlewood Holdings Limited, a Bermuda company (the "Company"), we are today filing with the Securities and Exchange Commission Amendment No. 3 to the Company's Registration Statement on Form S-4 ("Amendment No. 3"). Amendment No. 3 revises the Registration Statement in response to the comment letter from the Staff of the Commission to the Company dated November 22, 2006 (the "Comment Letter").

     For your convenience, we have repeated below in bold type the Staff's comments and have set forth the Company's response immediately below the applicable comment. References to page numbers in the responses below are to page numbers in the version of Amendment No. 3 that is marked to indicate the changes made from the filing of Amendment No. 2 to the Registration Statement on November 6, 2006.

     The Company has arranged for copies of Amendment No. 3 and this letter to be delivered to each member of the Staff referenced in the Comment Letter.

SUMMARY -- PAGE 1
-----------------

EFFECTS OF THE MERGER ON THE RIGHTS OF ENSTAR SHAREHOLDERS -- PAGE 8
--------------------------------------------------------------------

1. WE HAVE CONSIDERED YOUR RESPONSE TO COMMENT 9 IN OUR LAST LETTER. INSTEAD OF PROVIDING A BRIEF DESCRIPTION OF THE MOST SIGNIFICANT WAYS IN WHICH THE RIGHTS OF THE ENSTAR SHAREHOLDERS WILL CHANGE AS A RESULT OF THE MERGER, YOU HAVE INCLUDED CROSS-REFERENCES TO MULTIPLE PLACES IN THE BODY OF THE DOCUMENT. PLEASE REVISE THE DISCLOSURE HERE AS WE PREVIOUSLY REQUESTED TO INCLUDE A

Mr. Jeffrey P. Riedler
November 29, 2006
Page 2

     SUMMARY OF THE CHANGES IN THE ENSTAR SHAREHOLDERS' RIGHTS, RATHER THAN MERELY INCLUDING A CROSS REFERENCE.

     The Company has revised the disclosure on page 8 to address the Staff's comment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER -- PAGE 54
----------------------------------------------------------------------

MATERIAL TAX CONSIDERATIONS OF HOLDING AND DISPOSING OF NEW ENSTAR ORDINARY
---------------------------------------------------------------------------
SHARES -- PAGE 214
------------------

2. WE NOTE THAT THE FORM OF TAX OPINION YOU HAVE FILED AS EXHIBIT 8.1 TO THE REGISTRATION STATEMENT APPEARS TO BE A "SHORT-FORM" OPINION. WHEN A REGISTRANT CHOOSES TO USE A SHORT-FORM OPINION, THE DISCLOSURE IN THE PROSPECTUS IS THE OPINION. CURRENTLY, THE DISCLOSURE IN BOTH OF THE SECTIONS REFERENCED ABOVE INDICATES THAT THE INFORMATION THEREIN IS A "SUMMARY." DISCLOSURE IN BOTH SECTIONS IS ALSO WRITTEN SO THAT IT IS MANAGEMENT'S OPINION, AND NOT COUNSEL'S OPINION, WHICH IS BEING DESCRIBED. IN THIS REGARD, WE HAVE ALSO TAKEN PARTICULAR NOTE OF YOUR RESPONSE TO COMMENT 40 WHICH SPECIFICALLY STATES THAT THE DISCLOSURE BEGINNING ON PAGE 214 IS WHAT THE COMPANY, AS OPPOSED TO COUNSEL GIVING THE OPINION, BELIEVES. PLEASE REVISE BOTH SECTIONS, AS APPROPRIATE, TO INCLUDE AND SUMMARIZE COUNSEL'S ACTUAL OPINION.

     The Company has revised the disclosure on pages 55 and 56 and pages 218 through 227 to address the Staff's comment.

3. PLEASE REVISE BOTH EXHIBIT 8.1 AND THE DISCLOSURE IN THE PROSPECTUS TO CLEARLY STATE THAT THE DISCUSSION IN THE TAX CONSEQUENCES SECTION(s) OF THE PROSPECTUS IS COUNSEL'S OPINION. ALSO, IDENTIFY THE COUNSEL GIVING THE OPINION AND INCLUDE COUNSEL'S CONSENT IN EXHIBIT 8.1.

     The Company has revised the disclosure on pages 55 and 56 and pages 218 through 227 to address the Staff's comment. Exhibit 8.1 has also been revised to address the Staff's comment.

4. WE REITERATE THAT COUNSEL'S ACTUAL SIGNED OPINION MUST BE FILED PRIOR TO REQUESTING EFFECTIVENESS. PLEASE INCLUDE IT IN YOUR NEXT PRE-EFFECTIVE AMENDMENT TO ENSURE THAT THE STAFF HAS ADEQUATE TIME TO REVIEW IT.

     The Company has filed opinions of counsel as Exhibits 5.1, 8.1 and 8.2 with Amendment No. 3.

Mr. Jeffrey P. Riedler
November 29, 2006
Page 3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS, PAGE 116
--------------------

CRITICAL ACCOUNTING POLICIES, PAGE 122
--------------------------------------

LOSS AND LOSS ADJUSTMENT EXPENSES, PAGE 122
-------------------------------------------

5. WE NOTE YOUR RESPONSE TO COMMENT 48 AND YOUR REVISED DISCLOSURES. WE NOTE THAT ONE OF THE FACTORS THAT CAN RESULT IN CHANGES TO PRIOR PERIOD ESTIMATES IS THE TREND OF INCURRED LOSS DEVELOPMENT COMPARED TO PRIOR FORECASTS. PLEASE EXPAND YOUR DISCLOSURE TO DESCRIBE THE ADDITIONAL INFORMATION THAT WAS OBTAINED REGARDING THESE TRENDS WHICH LED TO THE CHANGE IN ESTIMATE. IN ADDITION, WE ARE UNABLE TO LOCATE THE ADDED DISCLOSURES THAT EXPLAIN HOW THE "LOWER INCURRED ADVERSE LOSS DEVELOPMENT COMPARED TO INDUSTRY AVERAGES" DESCRIBED ON PAGE 89 RESULTED FROM THE METHODOLOGIES DISCUSSED. PLEASE REVISE YOUR PRESENTATION TO INCLUDE THIS INFORMATION OR PROVIDE A PAGE REFERENCE TO US OF WHERE TO FIND THIS DISCLOSURE.

     The Company has added additional disclosure on page 90 to address the Staff's comment.

6. WE NOTE YOUR RESPONSE TO COMMENT 49 AND YOUR REVISED DISCLOSURES. ON PAGE 124 YOU DISCLOSE THAT YOU FOCUS ON AGGREGATE EXPOSURES AND PURSUE COMMUTATIONS AND POLICY BUY-BACKS WITH THE LARGER (RE)INSUREDS. EXPLAIN TO US SPECIFICALLY WHY OPEN EXPOSURES, NEW EXPOSURES, AND AVERAGE RESERVE FOR EXPOSURE ARE NOT MEANINGFUL. TO THE EXTENT POSSIBLE INCLUDE SPECIFIC EXAMPLES OF WHY IT IS NOT MEANINGFUL.

     The Company's primary exposures arise from asbestos and environmental claims. These types of claims do not follow a consistent pattern. An insured may present one large claim or hundreds or thousands of small claims. Plaintiffs' counsel frequently aggregate thousands of claims within one lawsuit. The deductibles to which claims are subject vary from policy to policy and year to year. Claims arise from a wide number of locations and in a broad range of circumstances. Often claims data is only available to reinsurers such as the Company on an aggregated basis. Accordingly, the Company has not found claim count information or average reserve amounts to be reliable indicators of exposure for its reserve estimation process or for management of its liabilities.

     The following example illustrates the problem with using claim counts and average exposures. A reinsured may have two major asbestos direct claims. On one claim, with ten underlying cases, the average exposure is $1,000; on the other, also with ten underlying cases, the average exposure is $20,000. In such a circumstance the Company may receive a report that the insurer has two claims with 20 underlying cases with an average exposure of $10,500. If the reinsured subsequently reports that it has received ten additional cases, the Company cannot extrapolate based on the claim count and average exposure data without knowing more about the individual cases. Since in reality claims and/or cases number in the thousands and do not follow a consistent pattern, as discussed above, the Company does not rely on this type of information.

     The Company has added additional disclosure on page 127 to address the issue raised by the Staff's comment.

Mr. Jeffrey P. Riedler
November 29, 2006
Page 4

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2005 AND 2004, PAGE 142
-----------------------------------------------------------------

NET REDUCTION IN LOSS AND LOSS ADJUSTMENT EXPENSE LIABILITIES, PAGE 143
-----------------------------------------------------------------------

7. REFER TO YOUR RESPONSE TO COMMENT 50. PLEASE REVISE THE FIRST TABLE ON PAGE 143 TO INCLUDE A FOOTNOTE THAT EXPLAINS THAT THE NET CHANGES IN CASE AND IBNR INCLUDES THE REVERSAL OF SETTLED CLAIMS AND NOT JUST CHANGES THAT RESULTED FROM YOUR ACTUARIAL ANALYSIS TO HELP CLARIFY HOW THIS TABLE IS TO BE USED.

     The Company has added additional disclosure on page 146 to address the Staff's comment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION, PAGE 163
----------------------------------------------------------------------

1.  ADJUSTMENTS TO THE PRO FORMA CONDENSED COMBINED BALANCE SHEET, PAGE 167
---------------------------------------------------------------------------

NOTE m, PAGE 169
----------------

8. WE NOTE YOUR RESPONSE TO COMMENT 51 AND YOUR REVISED DISCLOSURES. PLEASE EXPLAIN TO US HOW THE FAIR VALUE OF THE INVESTMENT IN CASTLEWOOD WAS DETERMINED AND WHY IT WAS NOT NECESSARY TO ALLOCATE ANY OF THE PURCHASE PRICE TO GOODWILL. ALSO EXPLAIN TO US WHY IT IS APPROPRIATE TO INCLUDE THE $17 MILLION DIVIDEND PAID BY ENSTAR THAT IS DISCUSSED IN NOTE H IN THE BASIS FOR CASTLEWOOD.

     The estimated fair value of Castlewood was determined, for the purposes of the pro forma Condensed Combined Balance Sheet, by subtracting the estimated fair value of Enstar's assets and liabilities at September 30, 2006 from Enstar's market capitalization at the time the merger was announced. Substantially all of Enstar's net income is derived from its investment in Castlewood, and the Company believes that the recorded book value of all of Enstar's other assets approximates fair value. Accordingly, the Company does not believe that any goodwill should be attributed to those other assets. The Company is not presently aware of any other intangible assets of Enstar that should be separately recognized under FAS 141.

     The Company has revised the pro forma Condensed Combined Balance Sheet to exclude the $17 million dividend paid by Enstar in the basis for Castlewood. See revised note m on page 172.

Mr. Jeffrey P. Riedler
November 29, 2006
Page 5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF NEW
---------------------------------------------------------------------
ENSTAR -- PAGE 172
------------------

9. WE HEREBY REISSUE COMMENT 52 IN OUR PREVIOUS LETTER IN PART. THE DISCLOSURE IN THE TABLE IS PRESENTED AS OF SEPTEMBER 28, 2006. AS WE PREVIOUSLY INDICATED, THIS INFORMATION SHOULD BE PRESENTED AS OF THE MOST RECENT PRACTICABLE DATE.

     The Company has updated the disclosure on pages 184 through 190 to address the Staff's comment.

FINANCIAL STATEMENTS -- JUNE 30, 2006
-------------------------------------

10. YOUR CURRENT INTERIM FINANCIAL INFORMATION IS NOW STALE. PLEASE PROVIDE UPDATED INTERIM FINANCIAL INFORMATION THROUGH SEPTEMBER 30, 2006.

     The Company has updated the Registration Statement to include financial information for the three and nine month periods ending September 30, 2006.

3.  ACQUISITION, PAGE F-38
--------------------------

11. WE NOTE YOUR RESPONSE TO COMMENT 57. PLEASE CLARIFY IN YOUR DISCLOSURE THAT SHINSEI'S PORTION OF THE DIVIDEND PAID IS SHOWN AS "DISTRIBUTION OF CAPITAL TO MINORITY SHAREHOLDERS" IN THE STATEMENT OF CASH FLOWS.

     The Company has added additional disclosure on pages F-38 and F-39 to address the Staff's comment.

Mr. Jeffrey P. Riedler
November 29, 2006
Page 6

                                    *   *   *   *   *

     The Company believes that Amendment No. 3 and the responses provided above fully address the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to undersigned at (215) 988-2757. If you have questions, please do not hesitate to contact the undersigned at (215) 988-2759 or Joseph Guerriero at (609) 716-6587.



                                            Sincerely,


                                            /s/ Robert C. Juelke


cc:  Richard J. Harris
     John J. Oros
     Robert F. Quaintance, Jr.
     Mark Smith